UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On September 28, 2009, CIBT Education Group Inc. (the “Company”) issued a news release announcing that it has signed an agreement with a Canadian investment holdings company to license the company’s brands CIBT School of Business and Sprott-Shaw Community College in Vietnam. Coinciding with this, Sprott-Shaw signed an agreement with Thang Long University in Hanoi, Vietnam to develop programs to provide Vietnamese nursing graduates with training and English language proficiency skills to work overseas.

For more details, please refer to the copy of the news release attached hereto.

EXHIBITS

Number	Description of Exhibit
99.1	September 28, 2009 News Release – “CIBT Expands to Vietnam”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: September 28, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer